

September 28, 2006

<u>Via US Mail and Facsimile</u>

Mr. Patrick J. Summers
Chief Financial Officer
AIMS Worldwide, Inc.
10400 Eaton Place #450
Fairfax, VA 22030

Re: AIMS Worldwide, Inc.
Form 10-KSB for the year ended December 31, 2004
Form 10-KSB for the year ended December 31, 2005
Commission File Number: 333-86711

Dear Mr. Summers:

We have reviewed your response letter dated September 21, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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<u>Form 10-KSB for the year ended December 31, 2004</u>

<u>Financial Statements</u>

Note 2 - Related Party Transactions, page 29

1. It is still unclear from your response what specific transactions support your valuation technique. Please supplementally tell us the material terms of the specific cash transactions you are using as valuation aids, and how the volume and value of shares sold in these transactions compares to the volume and value for similar periods on the OTCBB.

2. As a related matter, supplementally explain to us and revise your disclosure to indicate why the OTCBB price is not indicative of fair value, why you believe the value chosen is more indicative of fair value, and what factors you used to determine the validity of such fair value measures.

Form 8-K filed August 17, 2006

3. Supplementally explain to us how each of the transactions discussed in this Form 8-K were recorded in your financial statements. Specifically address warrant issuance valuation, as well as other material terms.

4. With regard to the IKON Holdings and Target America acquisitions, supplementally explain to us how you determined significance of these transactions, and when you plan to file financial statements pursuant to Item 310(c) of Regulation S-B, if required.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief